Exhibit 99.1

29 April 2026

PureTech Health plc

PureTech Announces Intention to Voluntarily Delist American Depositary Shares from Nasdaq and Concentrate Trading on the London Stock Exchange

PureTech to maintain its primary listing on the London Stock Exchange

Simplification of listing structure expected to enhance operational efficiency and focus resources on advancing the Company’s portfolio

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value, today announced that it has notified The Nasdaq Stock Market LLC (“Nasdaq”) of its intention to voluntarily delist its American Depositary Shares (“ADSs”), each representing the right to receive ten (10) ordinary shares of the Company. Following the effectiveness of the delisting, PureTech’s ordinary shares will remain listed on the London Stock Exchange (“LSE”), which will continue to serve as the Company’s primary trading venue.

Following a review of the Company’s listing structure and shareholder trading patterns, the Board of Directors determined that maintaining a dual listing is no longer necessary. The substantial majority of trading volume, liquidity, and price discovery for PureTech’s shares occurs on the LSE, and the majority of the Company’s current investor base as well as the Company’s governance framework are centered in the United Kingdom.

This decision reflects PureTech’s ongoing commitment to disciplined capital allocation, focused execution, and long-term shareholder value creation. The cost and regulatory and administrative demands of maintaining a dual listing are significant, and concentrating trading on the London Stock Exchange will simplify governance, streamline overhead, and align the Company’s structure with its operational and strategic priorities.

Following the delisting, and until such time as PureTech may consider terminating its American Depositary Receipt (“ADR”) program, PureTech expects its ADSs to be quoted and traded on the over-the-counter market via a sponsored Level 1 ADR program. No action is required to be taken by ADS holders at this time.

Robert Lyne, Chief Executive Officer of PureTech, commented:

“We have determined that concentrating our listing on the London Stock Exchange is the most effective way to support our shareholders and execute our strategy. This decision reflects where the meaningful trading volume and liquidity in our shares has consistently occurred, whilst maintaining access to both the UK and global investment community. By simplifying our listing structure, we are streamlining overhead, preserving capital, and ensuring that our resources are focused on advancing our differentiated portfolio and delivering long-term value.”

PureTech expects to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) relating to the delisting of its ADSs on or about May 11, 2026. The delisting is expected to become effective ten days thereafter, with the last day of trading of the Company’s ADSs on Nasdaq expected to be on or about May 20, 2026.

Following the delisting, PureTech intends to file a Form 15F with the SEC to deregister its securities and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon such filing, the Company’s reporting obligations with the SEC will be suspended immediately. The termination of the Company’s registration and reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

About PureTech Health

PureTech Health is a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. We do this through a proven, capital-efficient R&D model focused on opportunities with validated pharmacology and untapped potential to address significant patient needs. This strategy has produced dozens of therapeutic candidates, including three that have received U.S. FDA approval. By identifying, shaping, and de-risking these high-conviction assets, and scaling them through dedicated structures backed by external capital, we accelerate their path to patients while creating sustainable value for shareholders.

For more information, visit, www.puretechhealth.com. or connect with us on LinkedIn and X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to our delisting and deregistration in the U.S. and related timing, plans for future trading of ADSs, future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Justin Chen

jchen@tenbridgecommunications.com